                         This Exhibit Index is on page 3
     As filed with the Securities and Exchange Commission on August 5, 1998

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 11-K

                             ----------------------

                              MICROS SYSTEMS, INC.
               (Exact name of issuer as specified in its charter)

(Mark One)

         (X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 1997.

                                       OR

         ( )  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________
Commission file number:  0-9993



              MARYLAND                                  52-1101488
              --------                                  ----------
 (State or other jurisdiction of           (I.R.S. Employer Identification No.)
 incorporation or organization)

12000 Baltimore Avenue
Beltsville, Maryland                                   20705-1291
(Address of principal executive offices)               (Zip Code)

                   MICROS SYSTEMS, INC. 401(K) RETIREMENT PLAN
                   -------------------------------------------
                              (Full title of plan)



(Name, address and telephone                   (Copies to:)
number of agent for service)

A.L. GIANNOPOULOS                              ANTHONY H. RICKERT, ESQUIRE
12000 BALTIMORE AVENUE                         PIPER & MARBURY L.L.P.
BELTSVILLE, MARYLAND  20705-1291               1200 NINETEENTH STREET, N.W.
(301) 210-6000                                 SEVENTH FLOOR
                                               WASHINGTON, D.C. 20036

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

REQUIRED INFORMATION

(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the MICROS Systems, Inc. 401(k) Retirement Plan as required by Form 11-K together with the report thereon of PricewaterhouseCoopers LLP, independent auditors, dated June 12, 1998.

(b) Exhibits: A consent of PricewaterhouseCoopers LLP is being filed as Exhibit 23 to this Report.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


FINANCIAL STATEMENTS                                                                                  PAGE(s)
--------------------                                                                                  -------

   Report of Independent Accountants...............................................................     1

   Statement of Net Assets Available for Benefits
    with Fund Information..........................................................................    2-4

   Statement of Changes in Net Assets Available for Benefits
    with Fund Information..........................................................................    5-7

   Notes to Financial Statements...................................................................   8-12


ADDITIONAL INFORMATION*
-----------------------

   Schedule I - Schedule of Assets Held for Investment Purposes - December 31, 1997................    13

   Schedule II - Schedule of Reportable Transactions - Year Ended December 31, 1997................    14



* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


June 12, 1998

To the Participants and Administrator of MICROS Systems, Inc. 401(K) Retirement Plan


In our opinion, the accompanying statements of net assets available for benefits, and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MICROS Systems, Inc. 401(K) Retirement Plan (the "Plan") at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In our report dated August 29, 1997, we were unable to, and did not, express an opinion on the 1996 financial statements because we did not perform any auditing procedures with respect to the information summarized in Note 6 of those financial statements. In conjunction with our audit of the 1997 financial statements, the plan administrator instructed us to perform, and we did perform, an audit of the 1996 financial statements in accordance with generally accepted auditing standards. Accordingly, we are now able to express an opinion on the 1996 financial statements.




PricewaterhouseCoopers LLP

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1997
--------------------------------------------------------------------------------



                                                                 PARTICIPANT DIRECTED
                                -----------------------------------------------------------------------------------------------
                                MERRILL LYNCH       MERRILL LYNCH     MERRILL LYNCH       MERRILL LYNCH       MERRILL LYNCH
                                   CAPITAL           READY ASSET         PHOENIX           BASIC VALUE     FEDERAL SECURITIES
                                    FUND                TRUST             FUND                FUND                TRUST
                                    ----                -----             ----                ----                -----
Assets
   Uninvested cash
   Investments
      Mutual funds                $   -               $   -             $   -                $ -                $   -
      Equity securities
      Participant notes
                                  --------            --------          --------             ------             --------
        Total investments

Receivables
   Employer's contributions
   Participants' contributions
                                  --------            --------          --------             ------             --------
        Total receivables
                                  --------            --------          --------             ------             --------
        Total assets

Liabilities
                                  --------            --------          --------             ------             --------
Net assets available for
  benefits                        $   -               $   -             $   -                $ -                $   -
                                  ========            ========          ========             ======             ========

                                                                PARTICIPANT DIRECTED
                                 ----------------------------------------------------------------------------------
                                   MERRILL LYNCH         PUTNAM NEW           PUTNAM OTC &        AIM INTERNATIONAL
                                 GLOBAL ALLOCATION      OPPORTUNITIES        EMERGING GROWTH           EQUITY
                                       FUND                 FUND                  FUND                  FUND
                                       ----                 ----                  ----                  ----
Assets
   Uninvested cash
   Investments
      Mutual funds                   $   -             $    959,136          $   2,108,532        $   1,577,775
      Equity securities
      Participant notes
                                     --------          ------------          -------------        -------------
        Total investments                                   959,136              2,108,532            1,577,775

Receivables
   Employer's contributions
   Participants' contributions
                                     --------          ------------          -------------        -------------
        Total receivables
                                     --------          ------------          -------------        -------------
        Total assets                                        959,136              2,108,532            1,577,775

Liabilities
                                     --------          ------------          -------------        -------------
Net assets available for
  benefits                           $   -             $    959,136          $   2,108,532        $   1,577,775
                                     ========          ============          =============        =============

   The accompanying notes are an integral part of these financial statements.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1997
--------------------------------------------------------------------------------


                                                                    PARTICIPANT DIRECTED
                               --------------------------------------------------------------------------------------------
                                   PUTNAM             AIM           AIM            PUTNAM          PUTNAM         MICROS
                                 VOYAGER II          VALUE        CHARTER          INCOME       MONEY MARKET   COMMON STOCK
                                    FUND             FUND          FUND             FUND            FUND           FUND
                                    ----             ----          ----             ----            ----           ----
Assets
   Uninvested cash
   Investments
      Mutual funds             $   407,464      $  2,181,055   $   2,000,686    $   570,945      $  548,689     $   10,227
      Equity securities                                                                                            587,655
      Participant notes
                               -----------      ------------   -------------    -----------      ----------     ----------
        Total investments          407,464         2,181,055       2,000,686        570,945         548,689        597,882

Receivables
   Employer's contributions
   Participants' contributions
                               -----------      ------------   -------------    -----------      ----------     ----------
        Total receivables
                               -----------      ------------   -------------    -----------      ----------     ----------
        Total assets               407,464         2,181,055       2,000,686        570,945         548,689        597,882

Liabilities
                               -----------      ------------   -------------    -----------      ----------     ----------
Net assets available for
  benefits                     $   407,464      $  2,181,055   $   2,000,686    $   570,945      $  548,689     $  597,882
                               ===========      ============   =============    ===========      ==========     ==========


                                         PARTICIPANT    UNINVESTED
                                            NOTES          CASH             TOTAL
                                            -----          ----             -----
Assets
   Uninvested cash                                       $  17,276    $      17,276
   Investments
      Mutual funds                                                       10,364,509
      Equity securities                                                     587,655
      Participant notes                $   493,600                          493,600
                                       -----------       ---------    -------------
        Total investments                  493,600          17,276       11,463,040

Receivables
   Employer's contributions
   Participants' contributions
        Total receivables              ===========       =========    =============
        Total assets                       493,600          17,276       11,463,040

Liabilities
Net assets available for               -----------       ---------    -------------
  benefits                             $   493,600       $  17,276    $  11,463,040
                                       ===========       =========    =============

   The accompanying notes are an integral part of these financial statements.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                    PARTICIPANT DIRECTED
                                 -------------------------------------------------------------------------------------------
                                 MERRILL LYNCH     MERRILL LYNCH     MERRILL LYNCH     MERRILL LYNCH        MERRILL LYNCH
                                    CAPITAL         READY ASSET         PHOENIX         BASIC VALUE      FEDERAL SECURITIES
                                     FUND              TRUST             FUND              FUND                 TRUST
                                     ----              -----             ----              ----                 -----
Assets
   Investments
      Mutual funds               $ 1,652,342        $  466,434       $ 1,686,760        $ 1,573,975        $  344,653
      Equity securities
      Participant notes
                                 -----------        ----------       -----------        -----------        ----------
        Total investments          1,652,342           466,434         1,686,760          1,573,975           344,653

Receivables
   Employer's contributions            5,795             2,615             7,414              7,134             1,278
   Participants' contributions        20,546             9,271            26,285             25,294             4,532
                                 -----------        ----------       -----------        -----------        ----------
        Total receivables             26,341            11,886            33,699             32,428             5,810
                                 -----------        ----------       -----------        -----------        ----------
        Total assets               1,678,683           478,320         1,720,459          1,606,403           350,463

Liabilities
                                 -----------        ----------       -----------        -----------        ----------
Net assets available for
  benefits                       $ 1,678,683        $  478,320       $ 1,720,459        $ 1,606,403        $  350,463
                                 ===========        ==========       ===========        ===========        ==========

                                        PARTICIPANT DIRECTED
                                 ---------------------------------
                                    MERRILL LYNCH        MICROS
                                  GLOBAL ALLOCATION   COMMON STOCK     PARTICIPANT
                                        FUND              FUND            NOTES             TOTAL
                                        ----              ----            -----             -----
Assets
   Investments
      Mutual funds                   $  1,300,133                                       $   7,024,297
      Equity securities                                $  306,222                             306,222
      Participant notes                                                 $  380,964            380,964
                                     ------------      ----------       ----------      -------------
        Total investments               1,300,133         306,222          380,964          7,711,483

Receivables
   Employer's contributions                 4,702             377                              29,315
   Participants' contributions             16,669           1,337                             103,934
                                     ------------      ----------       ----------      -------------
        Total receivables                  21,371           1,714                             133,249
                                     ------------      ----------       ----------      -------------
        Total assets                    1,321,504         307,936          380,964          7,844,732

Liabilities
                                     ------------      ----------       ----------      -------------
Net assets available for
  benefits                           $  1,321,504      $  307,936       $  380,964      $   7,844,732
                                     ============      ==========       ==========      =============


   The accompanying notes are an integral part of these financial statements.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                     PARTICIPANT DIRECTED
                                ------------------------------------------------------------------------------------------------
                                  MERRILL LYNCH     MERRILL LYNCH     MERRILL LYNCH       MERRILL LYNCH       MERRILL LYNCH
                                     CAPITAL         READY ASSET         PHOENIX           BASIC VALUE     FEDERAL SECURITIES
                                      FUND              TRUST             FUND                FUND                TRUST
                                      ----              -----             ----                ----                -----
Additions to net assets
 attributed to:
   Investment income
      Interest and dividends       $    -            $      3,471     $     -             $     -                 $   -
      Net appreciation
       (depreciation) in fair
       value of investments               8,743            31,986             9,478              46,563                   393
                                   ------------      ------------     -------------       -------------           -----------
                                          8,743            35,457             9,478              46,563                   393
   Contributions
      Employer's
      Participants'                      10,124            33,553            38,155              30,265
                                   ------------      ------------     -------------       -------------           -----------
                                         10,124            33,553            38,155              30,265
                                   ------------      ------------     -------------       -------------           -----------
        Total additions                  18,867            69,010            47,633              76,828                   393

Deductions from net assets
  attributed to:
   Benefits paid to participants
                                   ------------      ------------     -------------       -------------           -----------
Net increase prior to
 interfund transfers                     18,867            69,010            47,633              76,828                   393
Interfund transfers                  (1,697,550)         (547,330)       (1,768,092)         (1,683,231)             (350,856)
                                   ------------      ------------     -------------       -------------           -----------
   Net increase (decrease)           (1,678,683)         (478,320)       (1,720,459)         (1,606,403)             (350,463)

Net assets available for benefits
   Beginning of year                  1,678,683           478,320         1,720,459           1,606,403               350,463
                                   ------------      ------------     -------------       -------------           -----------
   End of year                     $    -            $    -           $     -             $     -                 $   -
                                   ============      ============     =============       =============           ===========

                                                                   PARTICIPANT DIRECTED
                                   ---------------------------------------------------------------------------------
                                      MERRILL LYNCH         PUTNAM NEW           PUTNAM OTC &      AIM INTERNATIONAL
                                    GLOBAL ALLOCATION      OPPORTUNITIES        EMERGING GROWTH         EQUITY
                                          FUND                 FUND                  FUND                FUND
                                          ----                 ----                  ----                ----
Additions to net assets
 attributed to:
   Investment income
      Interest and dividends          $     -               $    19,968         $     -              $       5,836
      Net appreciation
       (depreciation) in fair
       value of investments                  15,275              90,866               189,231               88,167
                                      -------------         -----------         -------------        -------------
                                             15,275             110,834               189,231               94,003
   Contributions
      Employer's                                                118,460               109,566               73,382
      Participants'                          13,142             535,264               481,552              324,546
                                      -------------         -----------         -------------        -------------
                                             13,142             653,724               591,118              397,928
                                      -------------         -----------         -------------        -------------
        Total additions                      28,417             764,558               780,349              491,931

Deductions from net assets
  attributed to:
   Benefits paid to participants                                 26,153               272,255              185,233
                                      -------------         -----------         -------------        -------------
Net increase prior to
 interfund transfers                         28,417             738,405               508,094              306,698
Interfund transfers                      (1,349,921)            220,731             1,600,438            1,271,077
                                      -------------         -----------         -------------        -------------
   Net increase (decrease)               (1,321,504)            959,136             2,108,532            1,577,775

Net assets available for benefits
   Beginning of year                      1,321,504
                                      -------------         -----------         -------------        -------------
   End of year                        $     -               $   959,136         $   2,108,532        $   1,577,775
                                      =============         ===========         =============        =============

   The accompanying notes are an integral part of these financial statements.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------


                                                               PARTICIPANT DIRECTED
                                ----------------------------------------------------------------------------------------
                                    PUTNAM              AIM              AIM              PUTNAM               PUTNAM
                                  VOYAGER II           VALUE           CHARTER            INCOME            MONEY MARKET
                                     FUND              FUND             FUND               FUND                 FUND
                                     ----              ----             ----               ----                 ----
Additions to net assets
 attributed to:
   Investment income
      Interest and dividends      $      645     $     219,458     $     212,766       $   28,141           $    27,337
      Net appreciation
       (depreciation) in fair
       value of investments           48,816           141,298            97,132            6,069
                                  ----------     -------------     -------------       ----------           -----------
                                      49,461           360,756           309,898           34,210                27,337
   Contributions
      Employer's                      58,567            56,165            40,314           27,446               (89,782)
      Participants'                  247,612           266,577           200,375          195,952               103,696
                                  ----------     -------------     -------------       ----------           -----------
                                     306,179           322,742           240,689          223,398                13,914
                                  ----------     -------------     -------------       ----------           -----------
        Total additions              355,640           683,498           550,587          257,608                41,251

Deductions from net assets
  attributed to:
   Benefits paid to participants      20,560           169,551           174,317           36,849                97,820
                                  ----------     -------------     -------------       ----------           -----------
Net increase (decrease) prior to
 interfund transfers                 335,080           513,947           376,270          220,759               (56,569)
Interfund transfers                   72,384         1,667,108         1,624,416          350,186               605,258
                                  ----------     -------------     -------------       ----------           -----------
   Net increase (decrease)           407,464         2,181,055         2,000,686          570,945               548,689

Net assets available for benefits
   Beginning of year
                                  ----------     -------------     -------------       ----------           -----------
   End of year                    $  407,464     $   2,181,055     $   2,000,686       $  570,945           $   548,689
                                  ==========     =============     =============       ==========           ===========


                              PARTICIPANT DIRECTED
                              --------------------
                                      MICROS
                                   COMMON STOCK          PARTICIPANT            UNINVESTED
                                       FUND                 NOTES                  CASH                  TOTAL
                                       ----                 -----                  ----                  -----
Additions to net assets
 attributed to:
   Investment income
      Interest and dividends        $      613           $   34,491             $ -               $     552,726
      Net appreciation
       (depreciation) in fair
       value of investments            188,700                                                          962,717
                                    ----------           ----------             ---------         -------------
                                       189,313               34,491                                   1,515,443
   Contributions
      Employer's                        37,959                                                          432,077
      Participants'                    185,538                                                        2,666,351
                                    ----------           ----------             ---------         -------------
                                       223,497                                                        3,098,428
                                    ----------           ----------             ---------         -------------
        Total additions                412,810               34,491                                   4,613,871

Deductions from net assets
  attributed to:
   Benefits paid to participants        12,126                  699                                     995,563
                                    ----------           ----------             ---------         -------------
Net increase (decrease) prior to
 interfund transfers                   400,684               33,792                                   3,618,308
Interfund transfers                   (110,738)              78,844                17,276
                                    ----------           ----------             ---------         -------------
   Net increase (decrease)             289,946              112,636                17,276             3,618,308

Net assets available for benefit
   Beginning of year                   307,936              380,964                                   7,844,732
                                    ----------           ----------             ---------         -------------
   End of year                      $  597,882           $  493,600             $  17,276         $  11,463,040
                                    ==========           ==========             =========         =============

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                            PARTICIPANT DIRECTED
                                              -------------------------------------------------------------------------------
                                               MERRILL LYNCH      MERRILL LYNCH        MERRILL LYNCH        MERRILL LYNCH
                                                  CAPITAL          READY ASSET            PHOENIX            BASIC VALUE
                                                   FUND               TRUST                FUND                 FUND
                                                   ----               -----                ----                 ----
Additions to net assets attributed to:
   Investment income
      Interest and dividends                   $   156,799        $   23,007           $   180,511          $     97,022
      Net appreciation (depreciation)
        in fair value of investments                14,400                                  10,986                94,839
                                               -----------        ----------           -----------          ------------
                                                   171,199            23,007               191,497               191,861
   Contributions
      Employer's                                   108,542            69,913                98,396               110,735
      Participants'                                388,643           146,117               409,814               439,823
                                               -----------        ----------           -----------          ------------
                                                   497,185           216,030               508,210               550,558
                                               -----------        ----------           -----------          ------------
        Total additions                            668,384           239,037               699,707               742,419

Deductions from net assets
  attributed to:
   Benefits paid to participants                   140,906           177,258               135,780               187,359
                                               -----------        ----------           -----------          ------------
Net increase prior to
 interfund transfers                               527,478            61,779               563,927               555,060
Interfund transfers                               (173,500)          (27,406)             (102,517)              (88,981)
                                               -----------        ----------           -----------          ------------
   Net increase (decrease)                         353,978            34,373               461,410               466,079

Net assets available for benefits
   Beginning of year                             1,324,705           443,947             1,259,049             1,140,324
                                               -----------        ----------           -----------          ------------
   End of year                                 $ 1,678,683        $  478,320           $ 1,720,459          $  1,606,403
                                               ===========        ==========           ===========          ============


                                                                 PARTICIPANT DIRECTED
                                          ----------------------------------------------------------
                                             MERRILL LYNCH           MERRILL LYNCH        MICROS
                                          FEDERAL SECURITIES       GLOBAL ALLOCATION   COMMON STOCK    PARTICIPANT
                                                 TRUST                   FUND              FUND           NOTES         TOTAL
                                                 -----                   ----              ----           -----         -----
Additions to net assets attributed to:
   Investment income
      Interest and dividends                    $   22,752          $    123,614                      $  13,466      $    617,171
      Net appreciation (depreciation)
        in fair value of investments                (7,092)               27,434                                          140,567
                                                ----------          ------------         ---------    ---------      ------------
                                                    15,660               151,048                         13,466           757,738
   Contributions
      Employer's                                    25,288                81,949         $   3,463                        498,286
      Participants'                                 66,558               266,501            12,531                      1,729,987
                                                ----------          ------------         ---------    ---------      ------------
                                                    91,846               348,450            15,994                      2,228,273
                                                ----------          ------------         ---------    ---------      ------------
        Total additions                            107,506               499,498            15,994       13,466         2,986,011

Deductions from net assets
  attributed to:
   Benefits paid to participants                    75,444               120,293                                          837,040
                                                ----------          ------------         ---------    ---------      ------------
Net increase prior to
 interfund transfers                                32,062               379,205            15,994       13,466         2,148,971
Interfund transfers                                (71,158)              (65,507)          291,942      237,127
                                                ----------          ------------         ---------    ---------      ------------
   Net increase (decrease)                         (39,096)              313,698           307,936      250,593         2,148,971

Net assets available for benefits
   Beginning of year                               389,559             1,007,806                        130,371         5,695,761
                                                ----------          ------------         ---------    ---------      ------------
   End of year                                  $  350,463          $  1,321,504         $ 307,936    $ 380,964      $  7,844,732
                                                ==========          ============         =========    =========      ============

   The accompanying notes are an integral part of these financial statements.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the MICROS Systems, Inc. 401(K) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

A.       GENERAL

The Plan is a defined contribution plan, sponsored by MICROS Systems, Inc. (the Company), covering all employees of the Company who have completed three consecutive months of service and are age twenty-one or older. Eligible employees may enroll in the Plan on the first day of the plan year quarter coincident with or next following the date on which eligibility criteria are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B.       CONTRIBUTIONS

Participants may contribute 1% to 15% of their compensation to the Plan on a pre-tax basis through salary deductions; however, annual contributions may not exceed the maximum allowed under the Internal Revenue Code in any calendar year ($9,500 per taxpayer for the 1997 and 1996 calendar years). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company contributes a guaranteed 50% of the first 5% of a participant's contribution. Additionally, at the end of each plan year the Plan provides for the availability of year-end profit sharing contributions, depending upon profits and Board of Directors approval.

C.       VESTING

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A participant's interest in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon, becomes vested 20% after two years of service and increases 20% each year thereafter until becoming fully vested after six years.

D.       PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

E.       FORFEITED ACCOUNTS

In 1997, employer contributions were reduced by $115,394 from forfeited nonvested accounts. This entire amount was applied against 1997 employer contributions to the Putnam Money Market Fund.

F.       INVESTMENT OPTIONS

At December 31, 1996 participants had the following investment options:

         MERRILL LYNCH CAPITAL FUND. This fund is a Merrill Lynch sponsored mutual fund whose investment objective is to achieve the highest total investment return consistent with prudent risk. Fund management may shift emphasis among equity, debt or convertible securities.

         MERRILL LYNCH READY ASSET TRUST. This fund's objective is to maintain a value of one dollar. Purchases are principally made in investments that have a short-term maturity.

         MERRILL LYNCH PHOENIX FUND. This fund is designed for investors seeking long-term growth of capital through a diversified portfolio of equity and fixed-income securities that fund management believes are undervalued.

         MERRILL LYNCH FEDERAL SECURITIES TRUST. This fund seeks to achieve high current return by investing in securities issued or guaranteed by the U.S. government or U.S. government agencies and enterprises.

         MERRILL LYNCH BASIC VALUE FUND. This fund strives for capital appreciation, then income, by investing in securities, primarily equities, that fund management believes are undervalued.

         MERRILL LYNCH GLOBAL ALLOCATION FUND. This fund seeks to achieve the highest investment return consistent with prudent risk through a fully managed investment policy utilizing domestic and foreign equity, debt, and money market instruments.

Effective January 29, 1997, the Plan discontinued the Merrill Lynch funds as investment options. All monies invested in these funds were transferred into mutual funds offered by AIM and Putnam on January 31, 1997. The transfer took place as follows:

         TRANSFERRED FROM:                                              TRANSFERRED TO:
         -----------------                                              ---------------
         Merrill Lynch Basic Value Fund                                 AIM Value Fund
         Merrill Lynch Capital Fund                                     AIM Charter Fund
         Merrill Lynch Global Allocation Fund                           AIM International Growth Fund
         Merrill Lynch Phoenix Fund                                     Putnam OTC & Emerging Growth Fund
         Merrill Lynch Federal Securities Trust                         Putnam Income Fund
         Merrill Lynch Ready Asset Trust                                Putnam Money Market Fund

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

After the transfer occurred, participants were also offered the Putnam New Opportunities Fund and the Putnam Voyager II Fund. A brief description of participants' investment options at December 31, 1997 follows:

         PUTNAM NEW OPPORTUNITIES FUND. This mutual fund has an aggressive growth objective and seeks long-term capital appreciation. This fund normally invests in common stocks in these sectors: personal communications, media/entertainment and environmental services.

         PUTNAM OTC & EMERGING GROWTH FUND. This mutual fund typically invests in small to mid-size companies whose sales and earnings are growing at very strong rates. The portfolio may include common stocks that are traded in the over-the-counter (OTC) market and stocks of emerging growth companies used on securities exchanges.

         AIM INTERNATIONAL EQUITY FUND. This fund seeks to provide long-term growth of capital by investing in a diversified portfolio of international equity securities with strong earnings momentum.

         PUTNAM VOYAGER II FUND. This mutual fund seeks long-term growth of capital. The fund invests primarily in common stocks issued by companies that the fund's management believes have potential for above-average capital appreciation relative to the market.

         AIM VALUE FUND. This mutual fund seeks long-term growth of capital, then income. The fund invests primarily in equity securities of companies that fund management believes are undervalued.

         AIM CHARTER FUND. This mutual fund seeks capital growth and current income. It invests primarily in dividend-paying common stocks.

         PUTNAM INCOME FUND. This mutual fund seeks high current income consistent with prudent risk. It invests in a wide range of bonds issued by U.S. and foreign corporations and government agencies.

         PUTNAM MONEY MARKET FUND. The fund's objective is to maintain a value of one dollar. Purchases are principally made in investments that have a short-term maturity.

At December 31, 1997 and December 31, 1996, participants also had the option to invest in the MICROS Common Stock Fund. This fund consists of shares of MICROS Systems, Inc. common stock and cash held in a money market mutual fund.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


G.       PAYMENT OF BENEFITS

Each participant is entitled to the market value of their vested benefits calculated as of the valuation date following retirement, death, disability or termination of employment. These benefits will be distributed in a single lump sum payment, or in installments to the participant or another qualified plan as designated by the participant if the account balance exceeds $3,500. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

H.       PARTICIPANT NOTES

Upon approval by the Plan Trustee/Sponsors, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of their total account balance, including both employee and Company contributions. These transactions are treated as transfers to (from) the investment fund from (to) the Participant Notes fund. Notes are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Trustee/Sponsors, and approximate fair value. Interest rates on notes outstanding at December 31, 1997 range from 6.0% to 9.5%. Principal and interest are paid ratably through bi-weekly payroll deductions over a period not extending beyond five years from the date of the note.

I.       ADMINISTRATIVE EXPENSES

The Company pays Emjay Corporation directly for certain normal Plan administrative expenses. Company personnel also perform various administrative services for the Plan, including maintenance of participant records on a noncompensatory basis.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

A.       BASIS OF ACCOUNTING

The Plan's financial statements are prepared on the accrual basis of accounting.

B.       USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

C.       INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

D.       CONTRIBUTIONS

Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Company contributions are recorded in the same period.

E.       PAYMENT OF BENEFITS

Benefits are recorded when paid.


NOTE 3 - PLAN AMENDMENT

Effective January 29, 1997, the Company amended the Plan in its entirety by adopting the Emjay Corporation Regional Prototype Non-Standardized 401(k) Plan. At this time, the Plan also changed its participant-directed investment options from a combination of Merrill Lynch mutual funds and MICROS common stock to AIM and Putnam mutual funds and MICROS common stock.


NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan termination, participants will become 100 percent vested in their accounts.


NOTE 5 - TAX STATUS

The Plan, as amended effective January 29, 1997, is a non-standardized prototype plan sponsored by Emjay Corporation who has represented that it has received a favorable determination letter from the Internal Revenue Service (IRS). In addition, the Company filed a request for determination with the IRS and received a favorable determination letter dated October 10, 1995. Management has represented that the Plan is designed and is currently being operated in compliance with all applicable provisions of the Internal Revenue Code and ERISA. Therefore, no provision for income taxes has been included in the Plan's financial statements.

MICROS SYSTEMS, INC.
401(K) RETIREMENT PLAN
ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


SCHEDULE I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                                                                    CURRENT
IDENTITY OF ISSUE                         DESCRIPTION OF INVESTMENT         UNITS                 COST               VALUE
-----------------                         -------------------------         -----                 ----               -----
Putnam Investments:
   New Opportunities Fund          Class A shares, $48.65 per share      19,715.024         $       873,958    $       959,136
   OTC & Emerging Growth Fund      Class A shares, $16.11 per share     130,883.441               1,941,722          2,108,532
   Voyager II Fund                 Class A shares, $19.11 per share      21,322.022                 366,062            407,464
   Income Fund                     Class A shares, $7.11 per share       80,301.736                 565,612            570,945
   Money Market Fund               Class A shares, $1.00 per share      548,688.650                 548,689            548,689
AIM Family of Funds:
   International Equity Fund       Class A shares, $16.70 per share      94,477.556               1,522,292          1,577,775
   Value Fund                      Class A shares, $32.42 per share      67,274.980               2,086,557          2,181,055
   Charter Fund                    Class A shares, $12.31 per share     162,525.227               1,941,049          2,000,686
MICROS Common Stock Fund                                                 23,286.150                 528,729            597,882
                                                                                            ---------------    ---------------
                                                                                                 10,374,670         10,952,164
                                                                                            ---------------    ---------------

Participant Notes (6.0% - 9.5%)                                                                     493,600            493,600
                                                                                            ---------------    ---------------
                                                                                            $    10,868,270    $    11,445,764
                                                                                            ===============    ===============

SCHEDULE II - SCHEDULE OF REPORTABLE TRANSACTIONS - YEAR ENDED DECEMBER 31, 1997*
---------------------------------------------------------------------------------


                                                      PURCHASES                            SALES
                                                      ---------          -------------------------------------
                                                       COST OF                          CURRENT           GAIN/
IDENTITY OF ISSUE                                     PURCHASES          COST             VALUE          (LOSS)
-----------------                                     ---------          ----             -----          ------

   Putnam  New Opportunities Fund                 $     938,984     $      65,026      $   70,714      $   5,688

   Putnam OTC & Emerging Growth Fund                  2,457,819           516,096         534,788         18,692

   Putnam Voyager II Fund                               438,729            72,688          80,082          7,414

   Putnam Income Fund                        `          670,768           105,156         105,885            729

   Putnam Money Market Fund                             888,190           339,501         339,501            -

   AIM International Equity Fund                      1,876,643           354,351         387,034         32,684

   AIM Value Fund                                     2,429,658           343,101         389,901         46,800

   AIM Charter Fund                                   2,296,418           355,370         392,879         37,510

   Merrill Lynch Basic Value Fund                                       1,569,582       1,683,231        113,649

   Merrill Lynch Capital Fund                                           1,650,057       1,697,550         47,493

   Merrill Lynch Global Allocation Fund                                 1,313,837       1,349,921         36,084

   Merrill Lynch Phoenix Fund                                           1,772,181       1,768,092         (4,089)

   Merrill Lynch Federal Securities Trust                                 341,591         350,856          9,265

   Merrill Lynch Ready Asset Trust                                        499,987         547,330         47,343


* Transactions or series of transactions in excess of five percent of the current value of the Plan's assets as of December 31, 1997, as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure Under ERISA.

MICROS SYSTEMS, INC. 401(K) RETIREMENT PLAN
-------------------------------------------

FORM 11-K

SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICROS SYSTEMS, INC. 401(K) RETIREMENT PLAN





Date: August 5, 1998           By:  s/Gary C. Kaufman
                                    ------------------------
                                    Plan Sponsor